THE GROWHUB LIMITED

VIA EDGAR

March 27, 2025

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D.C. 20549

Attn: Marion Graham and Jeff Kauten

Re:	THE GROWHUB LIMITED
Registration Statement on Form F-1
Filed October 31, 2024, as amended
File No. 333-282916

Pursuant to Rule 461 under the Securities Act of 1933, as amended, THE GROWHUB LIMITED hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 pm, Eastern Time, on March 31, 2025, or as soon as thereafter practicable.

Very truly yours,

/s/ Chan Choon Yew Lester
Chan Choon Yew Lester
Chief Executive Officer and Director

cc:	Loeb & Loeb LLP
Akerman LLP